Exhibit 1.02

Eastman Chemical Company
Conflict Minerals Report
For The Year Ended December 31, 2013
This Conflict Minerals Report (this “Report”) of Eastman Chemical Company (“Eastman” or the “Company”) for the year ended December 31, 2013 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule, through Form SD, imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of such products. Form SD defines “Conflict Minerals,” also referred to as 3TG, as cassiterite, columbite-tantalite, gold, and wolframite, and their derivatives, which are currently limited to tin, tantalum and tungsten.
Eastman conducted an analysis of the products that it manufactured, or contracted to be manufactured, during the Reporting Period and found that certain Conflict Minerals are necessary to the functionality or production of some of its products. This Report describes the process undertaken by the Company for identifying Conflict Minerals necessary to the functionality or production of these products, as well as management’s country of origin inquiry and additional due diligence measures as to the source and chain of custody of these Conflict Minerals. This Report is available on the Company’s website http://www.eastman.com/Company/investors/Pages/Conflict_Materials_Disclosure.aspx. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.
A number of the statements made in this Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements, other than statements of historical fact, that may be made by the Company from time to time. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Forwardlooking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. The Company assumes no obligation to update or provide revisions to any forward-looking statement.

1.	Company Overview.

Eastman is a global specialty chemical company that produces a broad range of products found in items people use every day. With a portfolio of specialty businesses, Eastman works with customers to deliver innovative products and solutions while maintaining a commitment to safety and sustainability. Its market-driven approaches take advantage of world-class technology platforms and leading positions in attractive end-markets such as transportation, building and construction, and consumables. Eastman is divided into five business segments - Additives & Functional Products, Adhesives & Plasticizers, Advanced Materials, Fibers, and Specialty Fluids & Intermediates.
As a specialty chemical manufacturer, Eastman uses small amounts of Conflict Minerals derivatives as catalysts in some polymers and plasticizers manufacturing processes, and uses gold metal sputtered on some of its film products.
As a global specialty chemical company, the Company’s products and supply chain are highly complex. Management is aware of the nature of the raw materials and catalysts used in Eastman products. Management must nonetheless rely on the Company’s direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to the Company - including sources of Conflict Minerals that are supplied to such direct suppliers from lower tier suppliers. In many instances, Eastman is not in privity of contract with, and is several levels removed from, the entities that mine the Conflict Minerals. For example, Eastman does not purchase raw ore or unrefined Conflict Minerals. The Company therefore does not typically have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct, or have the ability to perform or direct, audits of these entities within the Company’s supply chain.

Exhibit 1.02

2.	Reasonable Country of Origin Inquiry.

As required by Form SD, Eastman has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo or an “adjoining country” (as defined in Form SD) (collectively, the “Covered Countries”) and whether any of such Conflict Minerals may be from recycled or scrap sources. Management’s RCOI included both a risk-based approach and a cost-based approach.
In its risk-based approach, the Company’s Conflict Minerals Team (“Team”), led by procurement and product data management personnel, identified Eastman products in which a Conflict Mineral was known to be used, as well as the suppliers of such products, which we refer to in this Report as “known Conflict Minerals suppliers.”
In its cost-based approach, the Team identified Eastman’s top raw materials suppliers, based on cost of purchased raw materials, and through the use of a supplier survey (the “Supplier Survey”) queried these raw materials suppliers as to whether they supplied Eastman with raw materials containing Conflict Minerals. Although a number of such raw materials suppliers did not return a completed Supplier Survey, the Team reviewed completed Supplier Surveys and any suppliers which answered positively as to the presence of Conflict Minerals in their products were then treated as known Conflict Minerals suppliers for purposes of the RCOI.
The Team used the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“Template”) and associated due diligence information developed by the Conflict-Free Sourcing Initiative (“CFSI”) to query known Conflict Minerals suppliers, including suppliers identified using the Supplier Survey, as to their use of Conflict Minerals. The Template includes a number of questions and requires each supplier, as applicable, to identify all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier, and whether those smelters are in one of the Covered Countries. The Team reviewed completed Templates to determine whether the information appeared to be correct, complete, and internally consistent, whether the identified smelters are on one of the CFSI Compliant Lists (defined below) or whether the suppliers have advised that they intend to participate in the Program (defined below), and whether any of the identified smelters are from a Covered Country.
RCOI Responses and Follow-up.
As discussed above, not every raw materials supplier queried returned a completed Supplier Survey for the Reporting Period. However, the Company received some response from all of the known Conflict Minerals suppliers, although not all known Conflict Minerals suppliers completed the Template. Accordingly, the level of detail and completeness provided in the responses varied. The known Conflict Minerals suppliers, as is Eastman, are reliant upon information provided by their suppliers. Further, in some cases, the known Conflict Minerals suppliers or their suppliers may not be familiar with the Rule, especially if they are not subject to the Rule themselves. The Team reviewed the responses against criteria developed to determine which required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. The Team worked directly with these known Conflict Minerals suppliers to attempt to obtain revised responses, although in some cases the Company received no further information or was not able to further confirm the information previously provided.

3.	Conflict Minerals Due Diligence Process.

The Company’s Conflict Minerals due diligence measures described herein, which have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, are summarized below.
(a) Establish Strong Company Management Systems.

We have adopted the following Conflict Minerals Statement:
Eastman is committed to conducting our business activities in accordance with the highest legal and ethical standards. This commitment is reflected in our Code of Business Conduct. We are also committed to sourcing materials from suppliers that share our values, and we expect our suppliers to comply with our Third Party Code of Conduct - Doing Business with Eastman.

Exhibit 1.02

Eastman is concerned that trade in certain minerals mined in regions of the Democratic Republic of Congo and adjoining countries (“Covered Countries”) and metals refined from those minerals - tantalum, tin, tungsten and gold (“3TG”) -- may be contributing to human rights abuses. In an effort to combat these abuses, Congress passed section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the U.S. Securities and Exchange Commission approved a final rule regarding the sourcing of 3TG from Covered Countries. Under the rule, publicly traded companies like Eastman must annually report to the SEC, beginning on May 31, 2014, the presence of 3TG originating from Covered Countries in the products they manufacture or contract to manufacture if the 3TG is necessary for the functionality or production of a product.
Eastman is engaged in a comprehensive process to meet this regulatory obligation including taking steps to increase our supply chain due diligence measures and internal controls for 3TG. We are utilizing due diligence techniques to assess whether materials we purchase contain 3TG, and where appropriate, collecting sourcing information through industry standard formats such as the Electronics Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”).
Eastman’s Position on the Use of 3TG
Eastman is committed to working with our suppliers to determine whether our purchased materials contain 3TG from a Covered Country, and if so, to confirm that the use of such minerals does not directly or indirectly finance or benefit armed groups, and to fully complying with the SEC reporting requirement.
Eastman’s Expectations for Suppliers

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Supply “DRC Conflict Free” materials. Suppliers are expected to supply materials to Eastman that are “DRC conflict free” which means: 1) any 3TG necessary to the functionality or production of materials must not directly or indirectly fund armed conflict in the Covered Countries or 2) any 3TG must be from recycled or scrap sources.

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Adopt conflict minerals policy. Suppliers to Eastman must adopt a policy regarding 3TG that is consistent with Eastman’s policy, implement management systems to support compliance with their policy, and require their suppliers to take the same steps.

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Develop supply chain due diligence and provide responses to Eastman. Respond to Eastman’s due diligence requests in a timely manner providing current and accurate information, updating as need to ensure continuing accuracy.

Concerns regarding this policy or any potential violations of this policy may be reported through Eastman’s Business Conduct Helpline.
Internal Team.

As discussed above, Eastman has established a management system for sourcing of Conflict Minerals. The Company’s management system includes a Conflict Minerals Management Team co-sponsored by the Vice President, Chief Procurement Officer and the Vice President, Assistant General Counsel, Global Trade and Compliance. The Team is comprised of subject matter experts from relevant functions such as procurement, product data management, the legal department, and product stewardship. The team of subject matter experts is responsible for implementing management’s Conflict Minerals compliance strategy and is led by the Global Business Conduct Manager who acts as the Conflict Minerals Team Manager. Senior management is briefed on results of the due diligence efforts on a regular basis.
Control Systems.

As the Company does not have direct relationships with Conflict Minerals smelters and refiners, management has used the Template and associated due diligence information developed by the CFSI of the EICC and the GeSI to work with Eastman suppliers to disclose upstream participants in the supply chain.
Internal controls include, but are not limited to, Eastman’s Code of Business Conduct which outlines expected behaviors for all Eastman employees, the Third Party Code of Conduct - Doing Business with Eastman, and supplier Conflict Minerals contract provisions.

Exhibit 1.02

Supplier Engagement.

With respect to the OECD requirement to strengthen engagement with suppliers, management is working to engage the Company’s raw materials suppliers, asking that they complete a Supplier Survey, Template or other appropriate certification, and provide additional responses as necessary. Follow-up on this engagement, as further described herein, depends upon the nature and extent of the information received from these suppliers. Feedback from this engagement has allowed management to better understand the supply chains of Eastman suppliers and the level of knowledge these suppliers have of their own supply chains. Management believes this engagement has helped to improve the quality of the responses received to date, and will help ensure the improved quality of responses received in the future.
Contracts with the Company’s raw materials suppliers are frequently for terms of three to five years or more and Eastman does not unilaterally impose new contract terms and flow-down requirements. As management enters into new contracts, or contracts are renewed, management expects to add a contractual provision to require suppliers to provide information about the source of Conflict Minerals and smelters. The Company believes it will take a number of years to ensure that all of the Company’s supplier contracts contain flow-down clauses. Management continues to work with suppliers to ensure they provide the Conflict Minerals sourcing information, as described, until these contracts can be amended.
Grievance Mechanism.

Concerns regarding the Company’s Conflict Minerals process and policy or any potential violations may be reported through Eastman’s Global Compliance Helpline.
Records Maintenance.

The Company has adopted a policy to retain relevant documentation in a secure location for a period of seven years.
(b) Identify and Assess Risk in the Supply Chain.

As discussed above, the Company is continuing to assess its supply chain to (i) reduce the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries and (ii) work with its suppliers in developing greater supply chain transparency.
(c) Design and Implement a Strategy to Respond to Identified Risks.
In situations where a supplier has disclosed the existence or potential existence of Conflict Minerals that were sourced from the Covered Countries in one or more components or parts that they sell to the Company for incorporation into Eastman products, the Company has employed a practice of further engagement with such supplier in an effort to better understand its procurement practices as well as how it intends to reduce the likelihood that such Conflict Minerals could benefit armed groups in the Covered Countries. With this information, Eastman believes it will be better positioned to evaluate the circumstances affecting such supplier and formulate the Company’s action plan with respect to continued sourcing from such supplier.
In addition, the CFSI also has developed a Conflict-Free Smelter Program (“Program”) that includes CFSI Compliant Smelter and Refiner Lists (“CFSI Compliant Lists”). To appear on one of these CFSI Compliant Lists, the smelter or refiner must complete the Program, in which an independent third party evaluates smelter and refiner procurement activities and determines if the smelter or refiner has demonstrated that all the materials it processed originated from conflict-free sources. Those smelters or refiners not yet on a Compliant List, but that have submitted an Agreement for the Exchange of Confidential Information and Auditee Agreement to the CFSI, are considered actively pursuing certification (“Active”). If a smelter or refiner that has been identified as Active is deemed by the CFSI to not be progressing toward an audit, gap closure, or re-audit for more than 90 days, that smelter or refiner will be removed from the Active list. Ideally, all of the smelters and refiners of a conflict mineral that Eastman uses will be on one of the Compliant or Active lists. As part of Eastman’s due diligence, Eastman requests that relevant smelters used by its suppliers complete the Program, and insists they do so if they are located in, or source in, a Covered Country.

Exhibit 1.02

(d) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.

Where possible, the Company has relied on third-party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the Program. To the extent that other audited supplier certifications are provided to the Company, Eastman may consider reliance on a case-by-case basis.
(e) Report on Supply Chain Due Diligence.

This Report is publicly available at http://www.eastman.com/Company/investors/Pages/Conflict_Materials_Disclosure.aspx and meets the OECD recommendation to report annually on supply chain due diligence.

4.	Conflict Minerals Diligence Results.

The Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to Eastman - including sources of Conflict Minerals that are supplied to them from lower tier suppliers. As noted, the Company uses the CFSI materials in its OECD-compliant program, which includes requesting suppliers to complete the Template. Management believes that this method of obtaining information about Conflict Minerals smelters and refiners in the Company’s supply chain from direct suppliers represents a reasonable effort to determine the mines or locations of origin of the Conflict Minerals in Eastman’s supply chain. Management believes the risk-based and cost-based approaches satisfy the Company’s obligation to conduct a reasonable country of origin inquiry, as it is reasonably designed to determine the Company’s use of Conflict Minerals and is being carried out in good faith for the purpose of complying with the regulatory obligations. In determining whether further due diligence is required in a given instance, the Company has in certain instances also relied upon additional supplier certification or participation in the CFSI Program in determining the source of Conflict Minerals in its products.
Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company determined that a portion of the tin included in its products during the Reporting Period, in cases where the supplier indicated sourcing from a Covered Country or did not identify all the sources of its Conflict Minerals, was sourced from one or more of the following smelters: CV United Smelting; EM Vinto; Malaysia Smelting Corporation (MSC); Metallo Chimique; Minsur S.A. Tin Metal; OMSA; PT Bangka Putra Karya; PT Bukit Timah; PT DS Jaya Abadi; PT Refined Banka Tin; PT Stanindo Inti Perkasa; PT Timah; PT Tinindo Inter Nusa; and Thaisarco.
Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company has also determined that a portion of the tin included in its products during the Reporting Period was sourced from one or more of the following countries: Australia; Bolivia; the Democratic Republic of the Congo; Indonesia; and Rwanda.
As described in the Company’s Conflict Minerals Statement (described above), management intends to engage suppliers that management believes are supplying the Company with Conflict Minerals from sources that may support conflict in a Covered Country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD Guidance.
Based on the RCOI and due diligence measures described above, however, management has been unable to determine the smelter, refiner, or country of origin for a portion of the Conflict Minerals included in Eastman’s products during the Reporting Period. This is due primarily to the quality of the information received thus far from the known Conflict Minerals suppliers, many of which provided Template responses at a “company-wide” level, rather than a “product-specific level,” or included only partially completed Templates that did not, for example, identify all of the supplier’s smelters. As noted above, although the Company received a response from all of the known Conflict Minerals suppliers, the quality of the responses received thus far has varied, making management hesitant to rely fully on all of these responses. Management expects the quality of this information to improve over time as the Company’s suppliers become more familiar with the information necessary to properly make this determination.

5.	Additional Steps to be Taken.

In addition to the steps already taken, as set out above, Eastman intends to take the following, or other appropriate steps, to improve the due diligence conducted in an effort to further mitigate the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries:

a.	Include a Conflict Minerals provision in new or renewed supplier contracts.

Exhibit 1.02

b.	Consider expanding the number of suppliers requested to supply information.

c.	Further engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.
Require that any of the Company’s suppliers found to be supplying Eastman with Conflict Minerals from sources that support conflict in a Covered Country work to establish alternative sources of Conflict Minerals that do not support such conflict.

e.	Work with the OECD, CFSI, and other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.